Aurora Cannabis Establishes Supply Agreement with the Alberta Gaming, Liquor & Cannabis Commission (AGLC)

Aurora to supply a Wide Variety of Premium Cannabis Products to Support the Adult Consumer Market

TSX: ACB

EDMONTON, July 5, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has entered into an agreement with the Alberta Gaming, Liquor & Cannabis Commission ("AGLC") to supply high-quality cannabis products for the adult consumer use market in the province. Consequently, Aurora will initially allocate up to 25,000 kg of product for the first 6 months of sales to this market. The AGLC is responsible for regulating private retail cannabis licensing, distribution of cannabis to retail stores, and operation of the online cannabis store, www.albertacannabis.org.

Aurora's three facilities in Alberta - Aurora Sky, Mountain, and Sun - with a combined funded production capacity of more than 250,000 kg per year, uniquely position Aurora to provide a reliable, high-quality supply of cannabis to the Province. Through this agreement, Aurora, which is the leader in the medical cannabis market in Alberta, will play an important role in ensuring sufficient product is available to the adult consumer market in the province.

"The AGLC and Alberta government have been steadfast in their commitment to developing the best possible framework for a well-functioning legal adult consumer use market that prevents cannabis from ending up in the hands of youth," said Terry Booth, CEO. "The province's common-sense approach and this agreement are the result of many months of discussions with the AGLC towards achieving these goals. Consequently, adult consumers in Alberta will have access to a broad selection of high-quality cannabis products from October 17, 2018 onward. Aurora already is the pre-eminent provider of medical cannabis in Alberta, with a dominant market share, serving more Alberta patients than any other licensed producer. Aurora also employs more Albertans than all other licensed producers combined. We have a brand recognized for quality, which we intend to leverage to capture significant share of the adult consumer market in Alberta and Canada, both organically and through our strategic retail partnerships. We look forward to working with the AGLC and becoming a key part of the province's cannabis infrastructure to ensure Alberta's successful entry into the burgeoning consumer cannabis market."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

View original content: http://www.newswire.ca/en/releases/archive/July2018/05/c6383.html

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For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:43e 05-JUL-18